AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.1          DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements ("Interim Financial Statements") of Amarc Resources Ltd. ("Amarc", or the "Company") for the nine months ended December 31, 2013, and the Company's audited financial statements for the year ended March 31, 2013 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of February 27, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2          OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing British Columbia’s (“BC”) next major metal mine. Through its property evaluation efforts the Company has acquired the prospective porphyry-style copper-molybdenum-silver Chilcotin Belle property, located in central BC. Amarc’s exploration team continues to actively evaluate high potential mineral properties with a view to making additional value-adding project acquisitions.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

LOCATION OF THE COMPANY'S MINERAL PROJECTS

YUKON
NORTHWEST TERRITORIES
CANADA
CHILCOTIN BELLE
USA
Atlin
Dease Lake
Fort Nelson
GALAXIE/GNAT JV
Red chris
Schaft
Galore
ALASKA
Kemess South
Mitchell
Sulphurets
Iron Cap
Kerr
BRITISH COLUMBIA
Fort St. John
Stewart
SILVER VISTA
Morrison
Bell
Granisle
Mt. Milligan
Smithers
ZNT JV
ALBERTA
Prince Rupert
Prince George
Berg
Endako
Huckleberry
GALILEO
Legend
Operating Mines
Shut Down Mines
Projects
Highway
Gibraltar
Mt. Polley
Woodjam
Bella Coola
Williams Lake
NEWTON
New Prosperity
Golden
Poison Mountain
CHILCOTIN BELLE
Maggie
Afton
Kamloops
Hushamu
Highland Valley
Ajax
Island Copper
Lornex
Bethlehem
Highmont
N
Brenda
Kelowna
Cranbrook
Hope
0 100 200 Km
Vancouver
Copper Mtn.
0 100 200 Miles
Victoria
USA

At the Chilcotin Belle property, limited and widely spaced historical drilling indicates the presence of a mineral system with characteristics that are highly favorable for the development of a viable bulk tonnage copper-molybdenum-silver porphyry deposit. Amarc plans to drill test the extent and grade of the known system at Chilcotin Belle, which remains open in all directions. Under the terms of the option agreement, Amarc will acquire an 80% ownership interest in Chilcotin Belle.

Amarc's prospective 100% owned approximately 1,000 square kilometre Galileo claim package lies 16 kilometres west of New Gold's 9 million ounce Blackwater gold deposit. Extensive airborne and ground-based Induced Polarization (“IP”) surveys have identified four high-quality anomalies that potentially represent important sulphide systems for drill testing.

At Amarc’s 100% owned Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. An initial mineral resource estimate completed on June 30, 2012 and based on 24,513 metres of core drilling in 78 holes confirmed that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Amarc’s cost effective and efficient 2013 exploration program was focused in central and northern British Columbia ("BC") at its 100%-owned Silver Vista silver-copper property and at the ZNT and Galaxie properties which are being explored under joint venture agreements with Quartz Mountain Resources Ltd. ("Quartz Mountain"). No compelling drill targets were established and no work is planned on these properties.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The Chilcotin Belle Property

Amarc is acquiring an 80% interest in the approximately 69 square kilometre Chilcotin Belle property, which is located some 150 kilometres southwest of the City of Williams Lake, in a region characterized by moderate topography.

Limited historical drilling indicates the presence of a mineral system with characteristics that are highly favorable for the development of a viable copper-molybdenum-silver porphyry deposit. Of particular significance are three widely-spaced, historical drill holes (81-02, 891-01 and 891-02) which intercepted, from surface, long intervals of continuous, coarse grained chalcopyrite and molybdenum mineralization with encouraging grades. Examples of intersections from these holes are 289 metres of 0.34% copper equivalent (CuEQ) comprising 0.25% Cu, 0.023% Mo (no silver assays available), including 91 metres of 0.43% CuEQ, comprising 0.32% Cu and 0.029% Mo; 216 metres at 0.39% CuEQ comprising 0.29% Cu, 0.020% Mo and 1.9 g/t Ag, including 58 metres at 0.53% CuEQ comprising 0.39% Cu, 0.031% Mo and 1.9 g/t Ag; and 120 meters of 0.42% CuEQ comprising 0.31% Cu, 0.020% Mo and 3.3 g/t Ag, including 32 metres of 0.60% CuEQ comprising 0.42% copper, 0.028% molybdenum and 6.3 g/t silver. All three holes ended in mineralization. Other, generally shallower, historical drill holes returned geologically significant intersections of copper and molybdenum concentrations indicative of a sizable mineralized system. These holes are believed to have not intersected the main area of interest.

Amarc plans to drill test the extent and grade of the known system at Chilcotin Belle, which remains open in all directions. A drill permit is in hand, however, a date to commence field activities is yet to be determined.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its Chilcotin Belle property.

Chilcotin Belle Property Agreement

In December 2013, the Company entered into an Option and Joint Venture Agreement (the "Chilcotin Belle Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the Chilcotin Belle property by making cash payments totaling $125,000, issuing 300,000 shares and by completing approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

		Number of common shares	Exploration
On or before	Cash payment	to issue	expenditures
Exchange approval	$25,000	100,000	–
June 6, 2014	$50,000	100,000	–
November 30, 2014	–	–	$855,697
June 5, 2015	$50,000	100,000	–
November 30, 2015	–	–	$1,000,000
Total	$125,000	300,000	$1,855,697

The mineral claims are subject to an underlying 2% NSR. Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing December 31, 2015.

Upon exercise of the option by Amarc, Oxford and Amarc have agreed to form a joint venture to further develop the project. Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the underlying owners of the property.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,000 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

At the Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit, an initial 700 metre diamond drill program completed in 2012 tested a three square kilometre chargeability anomaly defined by IP ground geophysical surveys. The drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Indicated Resources of 230 million tonnes at an average grade of 0.96 g/t gold containing 7.1 million gold ounces; and Inferred Resource of 98 million tonnes at an average grade of 0.77 g/t gold containing 2.4 million gold ounces; New Gold news release June 18, 2012). Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its Blackwater District Properties.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

As of May 2012 Amarc holds a 100% interest in the Newton Property. Subsequent to the termination of the Newton Joint Venture Agreement the participating interest of Newton Gold Corp. was converted to a 5% net profits interest. In addition, the mineral claims defined in an Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicated the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc staked approximately 710 square kilometres of mineral claims in the region to cover prospective host rocks.

Results from extensive geochemical surveys conducted in 2012 over the MR Zone defined a strong silver-in-soils anomaly extending over an area of approximately 1.2 kilometres by 1.4 kilometres for ground follow-up. This target area included a 600 metre-long zone of known mineralization defined by historical drilling, which remains open laterally and to depth. An efficient pitting and trenching program designed to test the MR Zone target was completed in 2013. Results suggest that silver-copper mineralization is restricted to the immediate vicinity of the historical drilling, and has limited the potential for a large-scale, bulk tonnage deposit.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Comprehensive surface exploration, including silt geochemical sampling, over the greater Silver Vista property in 2012 delineated copper-molybdenum and silver targets for ground follow-up. In August 2013, three prioritized targets were geologically mapped. In addition, 125 rock and 838 soil geochemical samples were collected. Two porphyry copper-molybdenum systems of limited dimensions were defined, however, no compelling drill targets were established.

Amarc has actively worked to establish positive relationships with local First Nations and other communities in the area of the Silver Vista Property.

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1,000,000, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

The ZNT Property

Amarc has a 60% interest in the approximately 101 square kilometre ZNT project located in central BC, some 15 kilometres southeast of the town of Smithers. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. In late 2012, approximately 2,400 grid soil geochemical samples were collected and 20 line kilometres of IP ground geophysical surveying was completed by Quartz Mountain. These initial exploration activities defined a new and unusually strong silver and multi-element-in-soils anomaly measuring 1.8 kilometres by 1.2 kilometres.

Amarc, as operator of the ZNT joint venture, completed last year an efficient two week pitting and trenching program designed to further refine the target. Some 170 rock and 36 soil geochemical samples were collected from 62 pits and trenches. Integration of the data from these surface programs defined a silver deposit-target hosted by volcanogenic sandstones. A recent 600 metre, 2-hole drill program indicated a limited extent to the prospective host rock package and did not encounter economic mineralization. No further work is planned at ZNT by Amarc.

Amarc personnel have actively worked to establish positive relationships with local First Nations and other communities in the area of ZNT.

The Galaxie Property

Amarc has a 40% interest in the approximately 1,160 square kilometre Galaxie property located in northern BC. Integrated field surveys completed in 2012 by Quartz Mountain defined 4 porphyry copper targets at Hu and Hotai, and a silver skarn target at the Silver Lode play for ground follow-up. Amarc, as operator of the Galaxie joint venture, completed in 2013 an efficient two week program which included geological mapping, 10 line kilometres of IP ground geophysical surveying and the collection of 96 rock and 246 soil geochemical samples. Although no immediate drill targets were identified to meet Amarc requirements, a series of alkali intrusions were observed around the Hu target which are known to be the principal hosts for porphyry copper-gold deposits, and warrants further exploration. Amarc is not planning any further work and operatorship of the Galaxie Joint Venture will be passed back to Quartz Mountain.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Amarc has actively worked to establish positive relationships with local First Nations and other communities in the area of Galaxie.

Galaxie and ZNT Properties Agreement

The Company entered into a Letter Agreement with Quartz Mountain dated effective November 1, 2012 ("Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"), located in northern and central BC. Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement Amarc acquired an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain (completed), and by funding an additional $1,000,000 in exploration expenditures relating to the drill testing of the Gnat deposit located within the Galaxie property prior to December 31, 2012 (completed). On December 31, 2012, the jointly controlled "Galaxie ZNT Project" was formed, in which Amarc obtained an initial ownership interest of 40%.

Under the terms of the Letter Agreement, Amarc had an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1 million of exploration expenditures on or before September 30, 2013. On June 27, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project were divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture continued to be governed by the terms of the previously executed agreement.

Under the Amendment, Amarc had an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively. The Company has earned its 60% interest in ZNT and has elected to remain at a 40% interest in Galaxie.

Amarc has no further work plans for either project and will return management of both the ZNT and Galaxie Joint Ventures to Quartz Mountain.

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under a convertible debenture security issued to a former owner of the Gnat property. The Gnat property is subject to a 1% net smelter returns royalty, capped at aggregate payment of $7,500,000.

In July 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture whereby, among other things, the amount of the debenture was reduced to $600,000, the interest rate was increased to 10%, and the maturity date was extended to October 31, 2014.

Market Trends

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$3.00/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,180/oz.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz. Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013	3.34/lb	1,397/oz	23.82/oz
2014 (to the date of this MD&A)	3.29/lb	1,265/oz	20.27/oz

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.3          SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4          SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly Results	Fiscal Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,
	2013	2013	2013	2013	2012	2012	2012	2012
Exploration and evaluation (i)	$291	$330	$343	$2,592	$760	$2,333	$2,737	$2,345
Administration	271	311	337	401	425	498	499	615
Share-based payments	–	49	54	58	55	155	165	169
Other items (ii)	(62)	32	(13)	(13)	(24)	(44)	(171)	(239)
Net loss	500	722	721	3,038	1,216	2,942	3,230	2,890
Other comprehensive loss (income)(iii)	(10)	(47)	2	9	(20)	6	60	97
Comprehensive loss	$490	$675	$723	$3,047	$1,196	$2,948	$3,290	$2,987

Basic and diluted loss per share	$0.00	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02	$0.03
Weighted average number of common shares outstanding (millions)	138.6	138.6	138.6	138.6	138.6	138.6	138.6	112.7

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.
(ii)

Includes interest income, interest expense, flow-through share premium, gain on disposal of available-for-sale financial assets, operator's fees, tax on flow-through shares, foreign exchange loss (gain), and impairment of available-for-sale financial assets.

(iii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to gain upon disposition, and impairment of available-for-sale financial assets transferred to profit and loss.

Exploration and evaluation ("E&E") expenses have fluctuated from quarter to quarter. From the March 2012 quarter until the end of the September 2012 quarter, the Company was highly engaged in exploration programs for its various properties. E&E expenses incurred during the March 2013 quarter include $2.26 million spent to earn a 40% interest in the Galaxie and ZNT Projects. Other than this amount, there has been a general decrease in E&E activities over the last several quarters as part of the Company's cash conservation efforts.

Administration expenses have declined over the last several quarters coinciding with the decrease in E&E activities. However, certain administrative costs are still incurred regardless of the level of E&E activity so the drop in such costs is not as significant compared to E&E expenses.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. No share-based payments expense was recognized for the December 2013 quarter as all outstanding share purchase options had fully vested.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.5          RESULTS OF OPERATIONS

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and is expressed in Canadian Dollars unless otherwise stated.

Results for the Nine Months Ended December 31, 2013 vs. December 31, 2012

The Company recorded a net loss of $1,943,193 during the December 2013 year-to-date (“YTD”) period, compared to a net loss of $7,387,373 during the December 2012 YTD period. The decrease in net loss was mainly due to decreased exploration activity during the current YTD period.

	Nine months ended
	December 31,

	2013	2012	Discussion

Exploration and evaluation	$964,516	$5,829,991	During the nine months ended December 31, 2012, the Company directed its exploration activities primarily towards the Blackwater, Newton, and Silver Vista properties.

During the nine months ended December 31, 2013, there was also exploration activity relating to the Galaxie and ZNT properties, which was primarily performed through the Company’s joint ventures with Quartz Mountain. However, overall exploration activity declined as part of the Company's cash conversation efforts. Refer to the tables below for a breakdown of exploration and evaluation expenses.

Administration	919,294	1,422,030	During the nine months ended December 31, 2013, there was a decrease in administration costs as a result of the decline in exploration activity.

Share-based payments	103,004	375,537	The decrease in share-based payments expense was due to the fair value amortization of a fewer number of share purchase options compared to the nine months ended December 31, 2012.

Interest income	(49,451)	(111,313)	The decrease was due to a lower average cash balances on hand.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

	Nine months ended
	December 31,

	2013	2012	Discussion

Gain on disposal of available-for- sale financial assets	(61,250)	–	2013 amount relates to the disposition of common shares in Newlox Gold Ventures Corp.

Impairment of available-for-sale financial assets	48,225	–	2013 impairment amount relates to a significant and prolonged decline in the market price of some of the marketable securities held by the Company.

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the nine months ended December 31, 2013 and 2012:

	Nine months ended December 31, 2013
						General
						exploration
	Blackwater	Newton	Galaxie	ZNT	Silver Vista	and other(i)	Total
Assays and analysis	$912	$85	$1,967	$376	$25,266	$11,215	$39,821
Drilling	–	–	–	–	–	–	–
Equipment rental	–	2,711	–	–	6,060	–	8,771
Geological	3,394	38,296	11,361	3,989	76,229	97,949	231,218
Graphics	–	–	2,244	544	–	21	2,809
Helicopter	–	–	–	–	56,085	9,200	65,285
Property costs and assessments	–	25,000	274,609	140,027	–	–	439,636
Site activities	–	23,631	258	210	64,627	734	89,460
Socioeconomic	29,123	16,638	303	10,856	5,079	2,072	64,071
Travel	–	7,164	–	–	12,047	4,234	23,445
Total	$33,429	$113,525	$290,742	$156,002	$245,393	$125,425	$964,516

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

	Nine months ended December 31, 2012
					General
					exploration
	Blackwater	Newton	Galaxie	Silver Vista	and other (i)	Total
Assays and analysis	$130,984	$388,379	$–	$235,447	$426	$755,236
Drilling	112,244	746,790	–	–	–	859,034
Equipment rental	22,333	146,192	–	34,236	–	202,761
Geological	898,809	616,818	2,295	711,002	(833,082)	1,395,842
Graphics	213	2,848	–	868	2,218	6,147
Helicopter	114,082	–	–	20,296	–	134,378
Property costs and assessments	21,790	25,000	–	805,000	13,900	865,690
Site activities	225,883	754,986	–	179,563	5,363	1,165,795
Socioeconomic	131,647	124,652	–	43,724	25,818	325,841
Travel	15,216	43,059	–	52,945	8,047	119,267
Total	$1,673,201	$2,848,724	$2,295	$2,083,081	$(777,310)	$5,829,991

(i)	Recorded under geological expenses are estimated cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Results for the Three Months Ended December 31, 2013 vs. December 31, 2012

The Company recorded a net loss of $499,667 during the current quarter, compared to a net loss of $1,216,253 during last year’s quarter. The decrease in net loss was mainly due to decreased exploration activity during the current quarter.

	Three months ended
	December 31,

	2013	2012	Discussion

Exploration and evaluation	$290,894	$760,374	During the three months ended December 31, 2012, the Company directed its exploration activities primarily towards the Blackwater, Newton and Silver Vista properties.

During the current quarter, exploration activity focused primarily on the Galaxie and ZNT properties. Exploration activity was much lower compared to last year’s quarter as part of the Company's cash conversation efforts. Refer to the tables below for a breakdown of exploration and evaluation expenses.

Administration	271,019	425,332	There was a decrease in administration costs during the current quarter compared to the corresponding quarter last year as a result of the decline in exploration activity.

Share-based payments	–	55,077	All outstanding share purchase options had fully vested prior to the current quarter.

Interest income	(14,197)	(24,467)	The decrease was due to a lower average cash balance on hand during the current quarter.

Gain on disposal of available-for- sale financial assets	(61,250)	–	During the current quarter, the Company disposed of its common shares in Newlox Gold Ventures Corp. pursuant to the termination of the Tulox property agreement.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended December 31, 2013 and 2012:

	Three months ended December 31, 2013
						General
						exploration
	Blackwater	Newton	Galaxie	ZNT	Silver Vista	and other(i)	Total
Assays and analysis	$–	$–	$–	$–	$1,401	$10,651	$12,052
Drilling	–	–	–	–	–	–	–
Equipment rental	–	–	–	–	1,926	–	1,926
Geological	1,325	5,702	136	–	5,568	27,048	39,779
Graphics	–	–	–	–	–	–	–
Helicopter	–	–	–	–	(4,692)	–	(4,692)
Property costs and assessments	–	25,000	128,432	61,204	–	–	214,636
Site activities	–	4,000	30	30	49	–	4,109
Socioeconomic	19,286	–	–	–	–	486	19,772
Travel	–	–	–	–	–	3,312	3,312
Total	$20,611	$34,702	$128,598	$61,234	$4,252	$41,497	$290,894

	Three months ended December 31, 2012
					General
					exploration
	Blackwater	Newton	Galaxie	Silver Vista	and other(i)	Total
Assays and analysis	$21,544	$16,877	$–	$61,795	$–	$100,216
Drilling	–	–	–	–	–	–
Equipment rental	1,302	2,698	–	20,845	–	24,845
Geological	263,362	51,258	2,295	187,153	(116,053)	388,015
Graphics	–	–	–	–	1,041	1,041
Helicopter	–	–	–	–	–	–
Property costs and assessments	21,600	25,000	–	–	–	46,600
Site activities	25,380	3,984	–	54,809	1,617	85,790
Socioeconomic	26,984	16,574	–	34,378	1,964	79,898
Travel	561	3,569	–	25,101	4,737	33,969
Total	$360,733	$119,960	$2,295	$384,081	$(106,694)	$760,374

(i)	Recorded under geological expenses are estimated cost recoveries pertaining to Mineral Exploration Tax Credits from the Government of British Columbia

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.6          LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at December 31, 2013, the Company had working capital of $5 million compared to working capital of $5.6 million as at March 31, 2013. The decrease in working capital since March 31, 2013 is mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Nine months ended December 31,
	2013	2012
Net cash used in operating activities	$(1,635,367)	$(7,639,611)
Net cash provided by (used in) investing activities	72,451	(1,894,790)
Net cash used in financing activities	(31,235)	–
Net decrease in cash and cash equivalents	$(1,594,151)	$(9,534,401)

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities for both the current and prior periods.

Investing activities:

The Company received interest on funds held with financial institutions for both the current and prior periods. The Company also received proceeds from the disposition of certain marketable securities during the current period.

Financing activities:	During the nine months ended December 31, 2013, the Galaxie Joint Venture made principal and interest payments on its debenture, of which the Company recognized its 40% share.

1.7          CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8          OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9          TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in the accompanying unaudited condensed interim financial statements as at and for the three and nine months ended December 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.10        FOURTH QUARTER

Not applicable.

1.11        PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12        CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13        CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the accompanying unaudited condensed interim financial statements as at and for the three and nine months ended December 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.14        FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balances due to related parties, and debenture approximate their fair values due to their short-term nature.

1.15        OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.15.1   ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.15.2   DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	138,724,061

Number of share purchase options outstanding	5,239,900

1.15.3   INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4   DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5   LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.